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14049625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

OFFICIAL USE ONLY
100100
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway, Suite 450
(No. and Street)

Irvine, CA 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Henry Flammer (949) 753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Dr. # 4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

ORIGINAL

OATH OR AFFIRMATION

I, Michael Henry Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

STUART W. STRONG
Commission # 1955961
Notary Public - California
Orange County
My Comm. Expires Oct 10, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multiple Financial Services, Inc.
Registered Broker Dealer
CONFIRMED
FEB 24 2014
Chief Risk Officer

Multiple Financial Services, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2013 Including Independent Auditors Report Thereon And Supplemental Report on Internal Controls

Table of Contents

NT TUTTLE, CPA
1901 POST OAK PARK ROAD #4202
HOUSTON, TX 77027
(713) 256-1084 (832) 426-5786 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Multiple Financial Services, Inc.

I have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 18, 2014

Nathan T. Tuttle, CPA

Multiple Financial Services, Inc.
Financial Statements

Statement of Financial Condition
As of December 31, 2013

Assets		
Checking		$ 2,859
Money Market		36,573
Accounts Receivable		6,298
Marketable Securities		36,936
Furniture and Equipment less a Accumulated Depreciation		773
Other Assets		1,804
Total Assets		$ 85,242
Liabilities		
Credit Card Payable		$ 55
Payroll Tax Payable		1,732
Overdraft Protection Payable		-
Total Liabilities		1,787
Shareholders' Equity		
Common stock ($0 par value, 1,000,000 shares authorized and and 200,000 shares outstanding	$ 16,289	
Paid in Capital	3,959	
Retained Earnings	844	
Net Income (Loss)	62,364	
Total Shareholder's Equity		83,455
Total Liabilities and Shareholders' Equity		$ 85,242

The accompanying notes are an integral part of these financial statements.

Multiple Financial Services, Inc.
Financial Statements

Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 128,323
Fees and Other Income	29,789
Total Revenue	$ 158,112
Operating Expenses	
Advertising	6,274
Bad Debt	-
Bank Service Fees	175
Commissions	16,534
Depreciation	386
Dues and Subscriptions	225
Insurance Expense	11,814
Interest Expense	14
FINRA Fees	5,197
Office Expense	923
Postage and Delivery	664
Professional Fees	9,237
Rent	5,215
Repairs	2,771
Salaries - Officers	32,353
Tax and Licenses	125
Telephone and Internet	4,154
Travel and Entertainment	11,230
Miscellaneous	847
Total Operating Expenses	$ 108,138
Other Income	
Net Unrealized Gain on Securities	12,629
Interest and Dividend Income	560
Total Other Income	13,189
Income Before Income Taxes	63,164
Tax Provision	800
Net Income	$ 62,364

The accompanying notes are an integral part of these financial statements.

Multiple Financial Services, Inc.
Financial Statements
Statement of Cash Flow
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net Income	$	62,364
Changes in Operating Assets and Liabilities:		
Accounts Receivable		(2,341)
Marketable Securities		(12,905)
Furniture and Equipment (Depreciation)		386
Other Assets		697
Credit Card Payable		(719)
Payroll Tax Payable		1,073
Overdraft Protection Payable		(1,232)
Net Cash Used from Operating Activities		47,323
Cash Flows for Investing Activities		-
Cash Flows from Financing Activities:		
Capital Distribution		(25,500)
Net Increase in Cash		21,823
Cash at Beginning of Year		17,608
Cash at End of Year	$	39,432

SUPPLEMENTAL INFORMATION

Interest Paid	$	15
Income Taxes Paid	$	800

The accompanying notes are an integral part of these financial statements.

Multiple Financial Services, Inc.
Financial Statements

Statement of Changes in Ownership Equity
For the Year Ended December 31, 2013

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2012	200,000	$ 16,289	$ 3,959	$ 26,343	$ 46,591
Distribution				(25,500)	(25,500)
Net Income				62,364	62,364
Balance, December 31, 2013	200,000	$ 16,289	$ 3,959	$ 63,207	$ 83,455

The accompanying notes are an integral part of these financial statements.

Multiple Financial Services, Inc.
Financial Statements

Statement of Changes in Liabilities Subordinated To Claims of General Creditors For the Year Ended December 31, 2013

Subordinated Borrowings at January 1, 2013	$ -
Increases:	-
Decreases:	-
Subordinated Borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

Multiple Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 As of and for the Year-Ended December 31, 2013

Note 1- Organization and Nature of Business

Multiple Financial Services, Inc. (the "Company") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

Income Taxes (Cont'd)

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value .

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Multiple Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Fair Value (Cont'd)

Fair Value Measurements on a Recurring Basis As of
December 31, 2013

Assets	Level 1	Level 2	Level 3	Total
Cash & Marketable Securities	$ 76,367			$76,367

Note 4 - Marketable Securities

Marketable securities include stocks with a fair market value of $36,936. The accounting for the mark-to-market on the proprietary trading is included in other income as net unrealized gain of $12,629.

Note 5-Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$14,560	5
Furniture and fixtures	5,990	7
	20,550	
Less accumulated depreciation	(19,777)	
Property and equipment, net	$ 773	

Depreciation expense for the year ended December 31, 2013 is $386.

Note 6 - Operating Lease Committments

The Company had a non-cancellable month-to-month operating lease which had no expiration date for the last eight years and no increase in rents. The Company agreed to annual lease/rent increases between 5 and 10% depending on occupancy demands and other business decisions to be made by the lessor. There is the possibility that the Company could relocate to another office location if the lease rates, in the oprion of senior mangement, becomes excessive.

Year	Office Lease
2014	412.50, increasing on March 1 to $433.13
2015	$433.13, increasing on March 1 to $454.79

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 - Income Taxes

The Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California minimum franchise tax.

Note 9 - Contingency

The Company had one arbitration case at FINRA during 2013. A letter was received from FINRA Dispute Resolution dated November 4, 2013, stating that all liability to this claim was dismissed without prejudice. Accordingly, no provision for loss has been recorded in the accompanying financial statements.

Note 10 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013, through February 18, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Multiple Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity			$83,455
Non-Allowable Assets			
A/R > 30 Days		$ 1,387	
CRD Account		$ 1,264	
Furniture & Fixtures (net)		$ 773	
Other Assets		$ 653	
Total Non-Allowable Assets			$ 4,077
Haircuts on Securities Positions		$ 5,540	
Undue Concentration Charges		$ -	
Total Securities Charges			$ 5,540
Net Allowable Capital			$ 73,838

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness			$ 119
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer			$ 5,000
Net Capital Requirement			$ 5,000
Excess Net Capital			$ 68,838

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness			$1,787
Percentage of Aggregate Indebtedness to Net Capital			2.42%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013		$ 72,293
Adjustments			
Change in Equity		$ 995	
Change in Non-Allowable Assets		$ (176)	
Change in Securities Charges		$ 726	
Net Capital per Audit			$73,838
Reconciled Difference			$ 0

Multiple Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Net Capital

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $73,838 which was $68,838 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.42%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Exemptive Provision of SEA Rule 15c3-3 (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers".

SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control
For the year ended December 31, 2013

Nathan T. Tuttle, CPA

February 18, 2014

Board of Directors
Multiple Financial Services, Inc.
15615 Alton Parkway, Suite 150
Irvine, CA 92618

Re: December 31, 2013 Audit of Multiple Financial Services, Inc.

To the Board of Directors:

In planning and performing my audit of the financial statements and supplemental schedules of Multiple Financial Services, Inc. for the year ended December 31, 2013, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on such internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objective stated in 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in the following areas:

1. Making quarterly securities examinations, counts, verifications and/or comparisons;
2. Recording and differences required by Rule 17a-13; and,
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the referenced SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

Report on Internal Control
For the year ended December 31, 2013

principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be materials in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above:

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company management does not believe it would be cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use by management, the Securities and Exchange Commission and other relevant regulatory agencies that rely upon Rule 17a-5(g) under the Securities and Exchange Act of 1934 or other state statutes in their regulation of registered broker/dealers and is not intended to be, and should not be, used by anyone other than these specific parties for the purposes referenced.

Nathan T. Tuttle, CPA